Exhibit 99.1

JA Solar Supplies 5 MW of Modules to

Ralco Energy in Israel

SHANGHAI, China, October 1, 2013 — JA Solar Holdings Co., Ltd. (Nasdaq:JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced that it has supplied 5 MW of its high-efficiency 270 W monocrystalline solar modules to Ralco Energy, Ltd, a subsidiary of Ralco Group, one of Israel’s largest companies. The modules will be used in a ground-mounted solar project in Israel.

“This project win is another important step for JA Solar as we continue to capitalize on opportunities in emerging solar markets,” said Mr. Baofang Jin, executive chairman and CEO of JA Solar. “Israeli customers are extremely demanding in terms of product efficiency and reliability, and JA Solar’s ability to offer high-quality products at a competitive price was crucial to winning this project. With a limited installation area, our high performance panels will maximize energy output and investment returns for the project owner.”

Ofir Ruziak, CEO of Ralco Energy, added, “We were attracted by JA Solar’s ability to provide high-efficiency, high-quality products and a tailored solution for this project. We look forward to working more closely with them to take advantage of future opportunities in the fast-growing Israeli market.”

Forward-looking Statements

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar power products. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company distributes products under its own brand and also produces on behalf of its clients. The Company shipped 1.7 GW of solar power products in 2012. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces. For more information, please visit www.jasolar.com.

About Ralco Energy, Ltd.

Ralco Energy is a member of Ralco Group, a 50 years old company, which is one of the largest companies in Israel that imports and distributes home appliances and electronic products.

Founded in 2008, Ralco Energy is the leading supplier of PV modules to the Israeli market. Ralco is working with the strongest manufacturers of the industry using high quality products and offering its customers local support and uncompromised service. The company is also offering Turn Key solution for rooftop based PV projects, investments in IPP business and energy efficiency solutions by using new and modern LED lighting products.

Contact:

In China

Nick Beswick

Brunswick Group

Tel: +86-10-5960-8600

E-mail:jasolar@brunswickgroup.com

In the U.S.

Cindy Zheng

Brunswick Group

Tel: +1-212-333-3810

E-mail: jasolar@brunswickgroup.com